Mail Stop 6010

August 4, 2008

Steve Swift
President
WellQuest Medical & Wellness Corporation
3400 SE Macy Rd, #18
Bentonville, Arkansas 72712

> **Re: WellQuest Medical & Wellness Corporation**
> **Registration Statement on Form S-1/A**
> **Filed July 8, 2008**
> **File No. 333-149260**

Dear Mr. Swift:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please revise your disclosures throughout to clarify the number of shares of common stock which you are authorized to issue as we note that you state on page 37 that you are authorized to issue 150 million shares of common stock, on page F-3 you state that you are authorized to issue 625 million shares of common stock and your certificate of incorporation, filed as Exhibit 3.1, states that you are authorized to issue 2.5 million shares of common stock. Please revise your

disclosure to remove this inconsistency and, if applicable, file a copy of any amendment to your certificate of incorporation.

Registration Statement Cover Page

2. We note your response to prior comment 3. It appears that you are calculating the registration fee under Rule 457(c). Rule 457(c) uses the average of the bid and asked price as of a specified date within five business days prior to the date of filing the registration statement. This does not appear to be consistent with your disclosures throughout the prospectus as it appears that you are using the price of its last private placement which occurred on February 2008. Please revise accordingly, as it appears you have calculated the fee based on what you believe to be a bona fide estimate of the maximum offering price.

Table of Contents

3. We note that you state that "You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date." This statement does not appear to be consistent with your disclosure obligations. Please revise to clarify that the prospectus will be updated to the extent required by law.

4. We note that you have obtained market and industry data and forecasts from internal research, publicly available information and industry publications. We note further that you state that you do not make any representation as to the accuracy of such information. Please revise your disclosure here to delete this disclaimer or to state that you are responsible for the statistical information included in the prospectus.

Prospectus Summary, page 1

5. We note your response to prior comments 10 and 11. Please revise your disclosure to clarify in the summary that you anticipate that you will require up to $1,500,000 to fund your anticipated operations for the next twelve months and that you will not receive any proceeds from this offering.

6. In the first paragraph, where you state that the Bentonville center is your first center, please expand to clarify that it is the only center you have.

The Offering, page 2

7. We note your response to prior comment 13 and we are reissuing that comment. We believe that disclosure of the number of your outstanding convertible

securities and more importantly, the number of shares of common stock underlying those securities is material to investors who may purchase shares in this offering. The shares of common stock underlying these convertible securities are of the same class being offered. Please revise your disclosure regarding the shares outstanding to disclose the number of shares of common stock that could be issued upon conversion of your outstanding preferred stock, exercise of warrants and other convertible securities. You should also briefly explain the conversion terms of each of these securities. You could provide the brief discussion of the conversion terms under a different heading in the summary immediately following this subsection to avoid any confusion.

Risk Factors, page 3

General

8. We note that you discuss your lack of experience in opening additional centers in the risk factor on page 6 with the heading "Our resources may not be sufficient to manage our expected growth…" The risk of managing your growth appears to be a different risk than the risk created by your lack of experience. As previously requested in prior comment 8, please revise your disclosure to add a separate risk factor which addresses the fact that you only have one medical center, have not developed or opened any other centers and that you lack experience in opening additional centers.

 "Our company has limited operating history..." page 3

9. We are reissuing comment 18 in part. Please expand your risk factor to highlight your net losses and accumulated and working capital deficits.

"We face significant competitive risks…" page 4

10. In response to prior comment 19, we note that you indicate that all of your current competitors have longer operating histories and significantly great resources than you, but you have not appropriately revised your disclosure on page 4 of your prospectus. Please revise your risk factor accordingly.

11. This risk factor only highlights the competition you face regarding the physician services you provide. You should expand this risk factor to highlight competition for the spa services you offer. Presumably, this competition may come from health spas, gyms, etc. Please revise.

"Our revenues and profits could be diminished if we lose the services of key physicians."
page 5

12. Please revise your disclosure to name the physician or physicians to which this risk factor relates as we note that there are only three physicians in your center.

Risks Relating to Our Common Stock, page 10

General

13. As previously requested in prior comment 77, please revise your disclosure to add a risk factor which discloses the risk of suffering substantial dilution if the conversion price of your Series A preferred stock resets upon the company's issuance of securities at lower than the $0.09 per share initial conversion price.

14. We note that in response to prior comment 30 you stated that the purchasers in the offering will not experience dilution and you deleted your prior risk factor. This does not appear to be consistent with your disclosure on page 42 where you state that due to the fact the share price is higher than the price paid by your founders and exceeds your per share value of net tangible assets, the purchasers "will experience immediate and substantial dilution." Please revise your disclosure to include a risk factor which discusses this dilution. Please quantify the amount of dilution to purchasers in the offering utilizing the $0.09 offering price and your latest net tangible book value.

"The issuance of shares upon conversion of our series A convertible preferred stock and convertible notes…" page 10

15. We are re-issuing prior comment 31 in part. Please revise your disclosure to include disclosure of the possible dilutive effect if the outstanding warrants to purchase shares of your common stock which you disclose on page 38 are exercised.

"There are restrictions on the transferability of the securities." page 11

16. We note your response to prior comment 33 indicated that you had removed this risk factor from your prospectus. We also note that this risk factor is included on page 11 of your prospectus. Please either expand this factor to explain how it might pertain to purchasers in the offering or delete the risk factor.

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 15

Liquidity and Capital Resources, page 17

17. We acknowledge your response to our prior comment 38. Please reconcile your disclosures on page 17 to the amounts recorded in the financial statements. Explain which types of revenue transactions (medical clinic, medical spa, etc.) give rise to accounts receivable and explain how you calculated each of the disclosed amounts based on the related financial statement disclosures.

Business, page 22

Future Development, page 28

18. We note in your response to prior comment 56, you have disclosed that you have hired additional personal, the cost of which is approximately $20,000 per month. We also note that you disclose that this cost will be funded by "increased service revenues." Please clarify if you currently making these increased service revenues.

Government Regulations, page 29

19. Please revise your disclosure to define NWAPCP the first time you use this term.

Management, page 31

20. We are reissuing prior comment 63. Item 407(a) of Regulation S-K requires you to identify each director that is independent under the applicable listing standards listed in Item 407(a)(1) and if such independence standards contain independence requirements for the committees of the board, identify each member that is not independent under such committee independence standards. See Item 407(a)(1)(ii) of Regulation S-K for the possible definitions of independence which can be used if the registrant is not a listed issuer.

Security Ownership of Certain Beneficial Owners and Management, page 36

21. It appears that footnote 4 applies to the description of common and preferred stock held by Mr. Rice. Similarly, it appears that footnote 6 applies to the description of common and preferred stock held by Ambulatory Systems Development, which Mr. Zasa is a beneficial owner. If true, please revise your table to reference the respective footnotes in all rows in which it is applicable.

Description of Securities, page 37

Preferred Stock, page 37

22. Please clarify whether your shares of Series A preferred stock receive one vote per share of Series A stock or whether the holders are entitled to vote on an as-converted basis.

Selling Shareholders, page 44

23. It appears that you have disclosed in this table that the selling shareholders are selling 3,942,750 shares of common stock. We note that you are registering for resale 3,961,500 shares of common stock. Please revise or explain this apparent inconsistency.

24. We are re-issuing in part prior comment 15. Please revise your disclosure to provide a more complete description of the private placement. In that section, please include the dates on which such shares were sold and the terms of the sale of the securities, including any registration, dilution or other rights.

Note 1. Organization and Business Description and Management's Plans, page F-7

Principles of Consolidation, page F-7

25. We acknowledge your response to our prior comment 83. Please explain in more detail how your accounting treatment for the non-controlling interest complies with the requirements of FIN 46R. Please tell us whether the operations of the variable interest entity are the same as those disclosed for the Medical Clinic segment on pages F-17 and F-25, and if so, explain the basis for your statement that the entity had not generated profits from operations for the year ended December 31, 2007.

Note 2. Summary of Significant Accounting Policies, page F-3

Share-Based Payment, page F-10

26. We acknowledge your response to our prior comments 40 and 85. We note that the stated fair value of $.09 per share appears to equal the $22.22 per share value based on the concurrent private placements, as adjusted for the 250-1 stock split disclosed on page F-18. However, the value recorded for these issuances in the financial statements is $.016 per share rather than $.09 per share. Please advise and revise the financial statements as appropriate.

27. Please reconcile your prior disclosure, which indicated that 19,000 shares were issued for services, to the current disclosure which indicates that 3,006,250 shares were issued for services. Explain why the post-split number of shares issued was 3,006,250 rather than 4,750,000.

Note 5. Long-Term Debt, page F-7

28. We acknowledge your response to our prior comment 87. You disclose on page F-12 that you received a written waiver from the creditor for your non-compliance with the debt service coverage ratio related to your loan classified as long-term debt. The waiver also requires you to establish and maintain a debt service coverage ratio of 1.5:1 by June 30, 2008. Based on this it appears your creditor gave you a waiver for non-compliance until June 30, 2008. This does not meet the requirement stated in paragraph 5a of SFAS 78, "for more than one year (or operating cycle, if longer) from the balance sheet date." It therefore appears that the loan should be classified as a current liability. Please revise your document to classify the loan as a current liability and disclose your plans, if any, to regain compliance with the restrictive covenants.

29. We acknowledge your response to our prior comment 91. However, we do not understand the basis for your statement that EITF 98-5 and 00-27 are not applicable to the convertible debentures. We note that the conversion price of the debentures of $.09 per share appears to equal the fair value of your common stock based on the concurrent private placements. Since you have recorded a portion of the proceeds as a debt discount equal to the fair value of the detachable warrants in accordance with APB 14, EITF 00-27 requires you to evaluate whether a beneficial conversion feature exists using the proceeds allocated to the debentures, which may result in an additional discount being recorded in the amount of the beneficial conversion feature. Please explain in more detail how you evaluated the convertible debentures in accordance with paragraphs 4–7 of EITF 00-27 and revise the financial statements as appropriate.

Note 7. Series A Convertible Preferred Stock, page F-15

30. You disclose on page F-18 that a 250-1 stock split was affected on February 14, 2008, and that all information pertaining to share and per share data in the financial statements has been adjusted to reflect the split. However, it appears that the share and per share data relating to your convertible preferred stock has remained unchanged. In addition, you disclose on page F-16 that 19,824 shares of common stock are reserved for the conversion of your subordinated convertible debentures, which appears to be prior to the effect of the 250-1 stock split. Please revise your disclosures in Notes 7 and 8, and other places throughout the registration statement as appropriate, or tell us how the current disclosures are

consistent with the respective rights of the convertible preferred stockholders and the convertible debenture holders.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at (202) 551-3652 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Michael Reedich at (202) 551-3612 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Gregory Sichenzia, Esq.
       James M. Turner, Esq.
       Sichenzia Ross Friedman Ference LLP
       61 Broadway, 32nd Flr.
       New York, New York 10006